Filed Pursuant to Rule 424(b)(3)

Registration No. 333-220997

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 1 DATED MAY 4, 2020

TO THE PROSPECTUS DATED APRIL 15, 2020

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Starwood Real Estate Income Trust, Inc., dated April 15, 2020 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Starwood Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of May 1, 2020;

•	to disclose the calculation of our March 31, 2020 net asset value (“NAV”) per share for each class of our common stock;

•	to provide an update on status of our current public offering (the “Offering”);

•	to provide an update on our portfolio in light of COVID-19; and

•	to provide an update to our April 2020 rent collections.

May 1, 2020 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of May 1, 2020 (and repurchases as of April 30, 2020) is as follows:

Transaction Price (per share)
Class S	$21.25
Class T	$21.08
Class D	$21.13
Class I	$21.20

The May 1, 2020 transaction price for each of our share classes is equal to such class’s NAV per share as of March 31, 2020. A detailed presentation of the NAV per share is set forth below. No transactions or events have occurred since March 31, 2020 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

March 31, 2020 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.starwoodNAV.reit. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share for March 31, 2020 along with the immediately preceding month.

SREIT-SUP1-0520

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common stockholders, as well as partnership interests of the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our NAV as of March 31, 2020 ($ and shares in thousands):

Components of NAV	March 31, 2020
Investments in real properties	$3,521,116
Investments in real estate-related securities	314,465
Cash and cash equivalents	61,222
Restricted cash	94,261
Other assets	30,159
Debt obligations	(2,441,702)
Subscriptions received in advance	(41,012)
Other liabilities	(67,954)
Performance participation accrual	(46)
Management fee payable	(1,461)
Accrued stockholder servicing fees (1)	(619)
Minority interest	(74,973)
Net asset value	$1,393,456
Number of outstanding shares	65,672

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of March 31, 2020, we have accrued under GAAP $60.8 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share by share class as of March 31, 2020:

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$759,784,680	$42,504,784	$48,454,134	$532,525,469	$10,187,521	$1,393,456,588
Number of outstanding shares	35,762,788	2,016,251	2,293,273	25,118,918	480,539	65,671,769
NAV per share as of March 31, 2020	$21.25	$21.08	$21.13	$21.20	$21.20

(1)	Includes the partnership interests of the Operating Partnership held by the Special Limited Partner.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the March 31, 2020 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.6%	5.3%
Hotel	9.0%	8.1%
Office	8.3%	7.5%
Other	7.8%	7.3%

These assumptions are determined by the Advisor, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Hotel Investment Values	Office Investment Values	Other Investment Values
Discount Rate	0.25% decrease	+2.0%	+1.9%	+1.9%	+1.7%
(weighted average)	0.25% increase	(1.9)%	(1.8)%	(1.8)%	(1.9)%
Exit Capitalization Rate	0.25% decrease	+3.1%	+1.8%	+2.1%	+1.9%
(weighted average)	0.25% increase	(2.8)%	(1.7)%	(1.9)%	(1.9)%

The following table provides a breakdown of the major components of our NAV as of February 29, 2020 ($ and shares in thousands):

Components of NAV	February 29, 2020
Investments in real properties	$2,748,537
Investments in real estate-related securities	341,741
Cash and cash equivalents	73,256
Restricted cash	191,741
Other assets	45,729
Debt obligations	(1,914,373)
Subscriptions received in advance	(159,500)
Other liabilities	(49,337)
Performance participation accrual	(2,906)
Management fee payable	(1,323)
Accrued stockholder servicing fees (1)	(540)
Minority interest	(13,221)
Net asset value	$1,259,804
Number of outstanding shares	58,074

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of February 29, 2020, we have accrued under GAAP $54.2 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share by share class as of February 29, 2020:

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$696,549,490	$38,655,914	$43,395,227	$470,787,778	$10,415,921	$1,259,804,330
Number of outstanding shares	32,071,223	1,793,546	2,008,802	21,719,794	480,539	58,073,904
NAV per share as of February 29, 2020	$21.72	$21.55	$21.60	$21.68	$21.68

(1)	Includes the partnership interests of the Operating Partnership held by the Special Limited Partner.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $5.0 billion in shares of common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we had issued and sold (i) 67,083,965 shares of our common stock (consisting of 36,985,728 Class S shares, 2,172,302 Class T shares, 2,392,048 Class D shares and 25,533,887 Class I shares) in the primary offering for total proceeds of $1.4 billion and (ii) 1,249,343 shares of our common stock (consisting of 813,971 Class S Shares, 29,021 Class T Shares, 54,247 Class D Shares and 352,104 Class I Shares) pursuant to our distribution reinvestment plan for a total value of $26.5 million. We intend to continue selling shares in the offering on a monthly basis.

COVID-19

COVID-19 continues to impact virtually every part of the U.S. economy. Our March 31, 2020 NAV per share decreased by 2.2% compared to our February 29, 2020 NAV per share. The decrease in the March 31, 2020 NAV was principally driven by the two smallest allocations in our portfolio:

1.

Securities: 8% of our portfolio is invested in marketable securities in order to provide us with liquidity for our share repurchase program. As of the end of March, the securities allocation was approximately 91% invested in seasoned residential mortgage backed securities (“RMBS”) and approximately 9% invested in commercial asset backed securities. In the middle of March, the capital markets experienced severe volatility as a result of market dislocation. Values have since rebounded, much like the equity markets have, and stabilized thanks to the Federal government’s tremendous injection of liquidity into the system.

2.

Hotels: Less than 7% of our portfolio is invested in branded, select-service hotels. As a result of unprecedented travel declines and stay at home orders due to COVID-19, our portfolio hotel occupancies declined from approximately 83% in February to approximately 45% by the end of March.

Despite the month-over-month change in NAV, there are positive developments in our portfolio in light of the recent economic turbulence:

1.

April 2020 Rent Collections: To date, our April 2020 rent collections across the multifamily, office and industrial properties have been extremely positive. As of April 14, 2020, we had collected 91% of our rental income, while on the same day in March 2020, we had collected 92%. To date, we have received a limited number of requests from our tenants seeking rent relief.

2.

Office (34%): Our office properties are 93% occupied and have been the best performing segment across our portfolio from a rent collections perspective, with collections exceeding 93%, or 4% above what they were on March 14, 2020. We believe this is due to (a) high credit quality tenants, (b) long weighted average lease terms exceeding five years on average (with negligible rollover during the next 12 months), and (c) less than 3% total exposure of the sectors experiencing the most severe impact from the crisis: retail, travel, tourism, hospitality, manufacturing and co-working space. We are monitoring our transient parking income, which is showing signs of weakness, but is also not material to our asset values in the whole.

3.

Multifamily (44%) and Industrial (9%): Our multifamily and industrial/logistics assets also continue to hold up well. Our multifamily properties are 95% occupied and multifamily has typically been the most resilient asset class during downturns and that continues to persist. Our industrial/logistics assets are 98% occupied and are located in stable Midwest (domestic logistic hub) markets like Chicago, Indianapolis and Columbus. We have minimal exposure to manufacturing tenants and no coastal or port driven logistics assets being disrupted by the shutdown of global supply chains.

April 2020 Rent Collections Update

As of April 30, 2020, we had collected 97% of rent across all asset classes vs. 97% for the prior month at the same time. Listed below, along with the percentage each asset class comprises of our investments in real properties, is a breakdown of current rent collection as of April 30, 2020:

•	Multifamily (44%) is 96% collected vs. 97% the prior month at the same time
•	Office (34%) is 98% collected vs. 97% prior month at the same time
•	Industrial (9%) is 97% collected vs. 97% prior month at the same time
•	Hotel (7%) occupancies declined from month-end March at 45% to 18%
•	Medical Office (6%) is 93% collected vs. 95% prior month at the same time

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